March 15, 2011

VIA EDGAR TRANSMISSION

Mr. Kevin Rupert
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington, D.C.  20549

RE: BARRETT OPPORTUNITY FUND, INC.
File Nos.:                      Securities Act: 2-63023
Investment Company Act: 811-2884

Dear Mr. Rupert

The enclosed definitive proxy statement on Schedule 14A is being filed in response to your oral comments of March 2, 2011, as provided to Rachel Spearo of U.S. Bancorp Fund Services, LLC, regarding the preliminary proxy statement filed on Schedule 14A by the Barrett Opportunity Fund (the “Fund”) on February 25, 2011.  The Fund is filing the definitive proxy statement with the revisions discussed herein in response to your comments and to make certain other non-material revisions as appropriate.  Your comments are included in bold typeface immediately followed by the Fund’s responses.  Capitalized terms used herein have the same meanings as defined in the enclosed proxy statement.

In addition, in connection with this filing, the Fund hereby makes the following representations:

1.
The Fund acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Fund acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Fund represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Fund’s responses to your comments are as follows:

1.
Staff Comment:  Please include a discussion in the Proxy Statement of any issues that may arise pursuant to Section 15 under the Investment Company Act of 1940, as amended (the “1940 Act”), specifically to include: (i) a discussion any unfair burden on the Fund which may result from the Transaction; and (ii) the amount of money involved and how such money may influence decisions of the parties to the Transaction or other parties affected by the Transaction.

Response:  The Fund responds by noting that an extensive discussion of the issues that may arise under Section 15 of the 1940 Act is already provided in the Proxy Statement, including the section titled “Board Recommendation of Approval,” and by adding a new section titled “The Transaction” on page 2 of the Proxy Statement that will read as follows:

“The Transaction

The Existing Manager is a wholly-owned indirect subsidiary of Legg Mason, Inc. (“Legg Mason”).  Barrett Asset Management is a newly-formed investment advisory firm owned and controlled by certain of the Existing Manager’s principal employees.  Barrett Asset Management has entered into an agreement (the “Purchase Agreement”) with Legg Mason to acquire substantially all of the property and assets and to assume certain of the liabilities of the Existing Manager (the “Transaction”).  The Transaction is expected to close on March 31, 2011, or as soon as practicable thereafter.

Among other things, Legg Mason and Barrett Asset Management have agreed in the Purchase Agreement to use all commercially reasonable efforts to ensure compliance with the requirements of section 15(f) under the 1940 Act as of the closing of the Transaction.  In addition, from and after the closing of the Transaction, Barrett Asset Management has agreed to use all commercially reasonable efforts to ensure that (i) for a period of not less that three years following the Transaction at least 75% of the members of the Fund’s Board of Directors are Independent Directors, and (ii) there is not imposed (by way of express or implied understanding) on the Fund an “unfair burden” (within the meaning of Section 15(f) of the 1940 Act) as a result of the Transaction.”

2.
Staff Comment:  Please identify whether any affiliate of Legg Mason, Inc. will be serve as a broker for the Fund following the closing of the Transaction.  If so, please include a discussion in the Proxy Statement of any issues that may arise from such relationship.

Response:  The Fund advises the Staff supplementally that no affiliate of Legg Mason will serve as a broker for the Fund in any capacity following the closing of the Transaction.

3.
Staff Comment:  With respect to the statement included in the Q&A section and in the body of the Proxy Statement which discusses the alternatives the Board may consider for the Fund in the event that the Fund’s shareholders do not approve the Investment Advisory Agreement, including entering into an interim investment advisory agreement with the Investment Adviser pursuant to Rule 15a-4 under the 1940 Act, the Staff suggests that such disclosure be revised to indicate that the Board will take whatever action it determines to be appropriate under the facts and circumstances.

Response:                           The Fund responds by replacing the relevant disclosures in the Q&A section and the Proxy Statement with the following statement:

“If the Fund’s shareholders do not approve the Investment Advisory Agreement, then the Board will have to consider other alternatives for the Fund, as determined by the Board to be appropriate and in the best interests of the Fund under the facts and circumstances, including the possibility of entering into an interim investment advisory agreement with the Investment Adviser pursuant to Rule 15a-4 under the 1940 Act, under which the Fund would have 150 days to obtain shareholder approval of a permanent agreement.”

4.
Staff Comment:  With respect to the discussions in the Proxy Statement concerning the reallocation of obligations previously assigned to the Existing Manager under the Existing Management Contract to third party service providers other than the Investment Adviser following the close of the Transaction, please make revisions to make clear the change in Fund expenses will result from the reassignment of these obligations.  In addition, include a comparative table in the Proxy Statement showing the effect of the reassignment of obligations on the fees and expenses of the Fund, using the format required under Item 3 of Form N-1A.

Response:  The Fund responds by adding the following table to the Proxy Statement, immediately following the fifth paragraph under the sub-heading entitled “Background”:

“The following table is intended to illustrate the change to the fees and expenses of the Fund which will occur as a result of the approval of the Investment Advisory Agreement and the reassignment of certain obligations previously assigned to the Existing Manager to other third-party service providers, by comparing the current fees and expenses of the Fund to the estimated fees and expenses of the Fund following shareholder approval of the Proposal and the close of the Transaction.

	Current Fees and Expenses of the Fund	Estimated Fees and Expenses of the Fund following Shareholder Approval of the Proposal
Shareholder Fees (fees paid directly from your investment)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.70%
Distribution and Service (12b-1) Fees	None	None
Other Expenses(1)	0.45%	0.54%
Total Annual Fund Operating Expenses	1.20%	1.24%
Fee Waiver	N/A	0.05%
Total Annual Fund Operating Expenses After Fee Waiver (2)	N/A	1.19%
(1) Based on estimated expenses for the first year following the close of the Transaction and the conversion to new third party service providers.
(2) The Adviser has voluntarily agreed to waive 0.05% of its advisory fee for a period of one year following the close of the Transaction.”

6.
Staff Comment:  Please consider whether the change to the Fund’s independent registered public accounting firm in the middle of the Fund’s fiscal year requires that the ratification of the selection of the new accountant be included as an additional proposal in the Proxy Statement, pursuant to the requirements of Section 32(a)(2) under the 1940 Act.

Response:                           The Fund advises the Staff supplementally that the Fund’s Board of Directors has established an Independent Audit Committee pursuant to Rule 32a-4 under the 1940 Act, and has adopted an audit committee charter under such Rule, which exempts the Fund from the requirements of Section 32(a)(2) under the 1940 Act, which would otherwise require the Fund to submit the selection of the new accountant to the Fund’s shareholders for ratification.

7.
Staff Comment:  Please move the discussion of the Investment Adviser’s management of the Barrett Growth Fund, currently located on page 4 of the Proxy Statement, to a section of the proxy statement located after the complete discussion regarding the Fund.

Response:                           The Fund responds by moving the discussion regarding the Investment Adviser’s management of the Barrett Growth Fund to a newly created sub-section under the heading entitled “Additional Information.”

8.
Staff Comment:  The Staff notes that the discussion of “Fees” at the top of page 5 of the proxy statement does not reconcile with the comparative fee table shown on page 3 of the proxy statement.  Please revise to ensure that the correct fee schedule is included in both sections.

Response: The Fund responds by revising the disclosure under the sub-paragraph entitled “Fees” to read as follows:

“Fees.  Under the Existing Management Contract, the Fund pays a management fee according to a schedule that reduces the management fee as Fund assets increase as follows: 0.750% on average daily net assets up to $1 billion, 0.725% on the next $1 billion of average daily net assets, 0.700% on the next $3 billion of average daily net assets, 0.675% on the next $5 billion of average daily net assets and 0.650% on average daily net assets over $10 billion.  Under the proposed Investment Advisory Agreement, the Fund will pay an advisory fee according to a schedule that reduces the advisory fee as Fund assets increase as follows: 0.700% on average daily net assets up to $1 billion, 0.675% on the next $1 billion of average daily net assets, 0.650% on the next $3 billion of average daily net assets, 0.625% on the next $5 billion of average daily net assets and 0.600% on average daily net assets over $10 billion.”

9.
Staff Comment:  The Staff notes that under the new investment advisory agreement, the investment adviser may voluntarily waive its advisory fee or reimburse the Fund for expenses, subject to the adviser’s ability to recoup previously waived fees or reimbursed expenses for a three year period following the original waiver and/or reimbursement.  Please revise related disclosure in the Proxy Statement to clarify that any recoupment of previously waived advisory fees or reimbursed Fund expenses is limited to the amount of the cap that was placed on Fund operating expenses at the time that the original waiver and/or reimbursement took place.

Response:                           The Fund responds by revising the sub-paragraph entitled “Payment of Expenses” to read as follows (revised text is shown in italics).

“Payment of Expenses.  The Existing Management Contract requires the Existing Manager to bear all expenses, and to furnish all necessary services, facilities and personnel, in connection with its responsibilities to provide the Fund with investment advisory and administrative services.  Except for these expenses, the Existing Manager is not responsible for the Fund’s expenses.  The Investment Adviser will have substantially similar responsibility for payment of expenses under the proposed Investment Advisory Agreement, except that this obligation will be limited to expenses that relate to the Investment Adviser’s obligation to provide investment-related services to the Fund and will not extend to the administrative and other non-investment related services that will be provided by the U.S. Bancorp service providers.

The proposed new Investment Advisory Agreement expressly authorizes the Investment Adviser to voluntarily reduce any portion of the compensation or reimbursement of expenses due to it and to agree to make payments to limit expenses that are the responsibility of the Fund.  Any fee voluntarily reduced and any Fund expense paid by the Investment Adviser voluntarily or pursuant to an agreed expense limitation shall be reimbursed by the Fund to the Investment Adviser in the three fiscal years following the fiscal year of the withholding, reduction, or payment, so long as the aggregate expenses during this period do not exceed the limitation to which the Investment Adviser agreed at the time of the original withholding, reduction or payment.  The Existing Management Contract does not contain similar provisions allowing for the voluntary waiver of compensation or reimbursement of Fund expenses.”

10.
Staff Comment:  Please add disclosure to the Proxy Statement stating the last date on which the current investment management contract was approved by the Fund’s shareholders and the reason for such approval.

Response: The Trust responds by adding the following statement to the section of the Proxy Statement entitled “Summary of the Investment Advisory Agreement and the Existing Management Contract”:

“The Existing Management Contract was last submitted to the shareholders of the Fund for approval on November 30, 2006 in connection with the approval of the Existing Manager as a new investment manager to the Fund, and was effective as of December 1, 2006.”

11.
Staff Comment:  With respect to the discussion of “Conflicts of Interest” on page 7 of the proxy statement, please expand this discussion to indicate why the new investment advisory agreement does not include provisions regarding conflicts of interest that are similar to those included in the existing management contract.

Response:                           The Fund responds by revising the proposed Investment Advisory Agreement to conform the provisions in question to the provisions in the Existing Management Contract and by revising the sub-paragraph entitled “Conflicts of Interest” on page 7 of the proxy statement to read as follows:

“Conflicts of Interest.  The Existing Management Contract contains several provisions that address potential conflicts of interest that may arise in a typical investment advisory relationship. In addition to those provisions discussed above, the Existing Management Contract provides that the Existing Manager may not deal with itself, or with members of the Fund’s Board or any principal underwriter of the Fund, as principals or agents, in making purchases or sales of securities or other property for the Fund, nor may the Existing Manager purchase any securities from an underwriting or selling group in which the Existing Manager or its affiliates is participating, or arrange for purchases and sales of securities between the Fund and another account advised by the Existing Manager or its affiliates, except in each case as permitted under the 1940 Act and in accordance with such policies and procedures as may be adopted by the Fund from time to time.  The proposed Investment Advisory Agreement contains similar provisions.

The Existing Management Contract specifically provides that personnel of the Existing Manager, even if serving the Fund as a Director, officer or employee, may nonetheless engage in any other business or devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature.  In addition, the Existing Manager may engage in any other business or render services of any kind, including investment advisory and management services, to any other fund, firm, individual or association.  The proposed Investment Advisory Agreement contains similar provisions.

The Existing Management Contract also provides that if the purchase or sale of securities consistent with the investment policies of the Fund or one or more other accounts of the Existing Manager are considered at or about the same time, transactions in such securities must be allocated among the accounts in a manner deemed equitable by the Existing Manager.  Such allocations would be made in accordance with the Existing Manager’s policies and procedures as presented to the Board from time to time.  In addition, if transactions of the Fund and another client are combined, as permitted by applicable laws and regulations, such transactions must also be consistent with the Existing Manager’s policies and procedures as presented to the Board from time to time.  The proposed Investment Advisory Agreement contains similar provisions.”

12.
Staff Comment:  With respect to the definition of term “Adviser” as referring to both the Existing Manager and the new Investment Adviser for purposes of the Proxy Statement, please clarify why using a single defined term is appropriate in certain circumstances, and review the Proxy Statement to ensure the use of the terms “Existing Manager,” “Investment Adviser” and “Adviser” is applied consistently.  Alternatively, the Staff suggests that the Proxy Statement be revised to use only the separate terms “Existing Manager” and “Investment Adviser” to avoid confusion.

Response: The Fund responds by removing the combined definition of “Adviser” from the Proxy Statement.

13.
Staff Comment:  With respect to the statement that the persons named as proxies on the proxy ballot will vote according to their discretion on any motion for an adjournment of the Special Meeting, included in the discussion of the circumstances which may lead to an adjournment of the shareholder meeting located on page 16 of the proxy statement, the Staff suggests that this statement should be revised to state that the persons named as proxies will cast either for or against adjournment in proportion with the votes for and against the proposal, as submitted by shareholders using the proxy ballots.

Response: The Fund responds by revising the appropriate disclosure on page 16 to read as follows:

“A majority of the shares of the Fund entitled to vote at the Meeting, represented in person or by proxy, will constitute a quorum of shareholders at the Meeting.  Failure of a quorum to be present at the Special Meeting will necessitate adjournment to permit further solicitation of proxies with respect to the proposal.  Under the Fund’s By-Laws, an adjournment of a meeting requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting.  Abstentions and broker non-voters will have no effect on the outcome of a vote to adjourn the Special Meeting.  The Special Meeting may be adjourned to a date not more than 120 days after the original Record Date.”

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If you have any additional comments or require further information, please contact Rachel Spearo of U.S. Bancorp Fund Services, LLC at (414) 765-5384.

Sincerely,

/s/ Peter H. Shriver

Peter H. Shriver
President
Barrett Opportunity Fund, Inc.